SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 29)*

Royal Hawaiian Orchards, LP

(Name of Issuer)

Class A Units

(Title of Class of Securities)

78028T100

(CUSIP Number)

Brad Nelson

191 University Blvd, Suite 246

Denver, Colorado 80206

(239) 970-4085

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farhad Fred Ebrahimi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,422,927 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,422,927 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,422,927 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.87%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mary Wilkie Ebrahimi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,422,927 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,422,927 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,422,927 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.87%
14	TYPE OF REPORTING PERSON* IN

Schedule 13D/A

This Amendment No. 29 to Schedule 13D, filed in January of 2002, as amended by Amendment No. 1 to Schedule 13D, filed on June 4, 2002, as amended by Amendment No. 2, filed on August 8, 2002, as amended by Amendment No. 3, filed on May 30, 2003, as amended by Amendment No. 4, filed on January 20, 2006, as amended by Amendment No. 5, filed on January 18, 2008, as amended by Amendment No. 6, filed on April 30, 2008, as amended by Amendment No. 7, filed on June 9, 2008, as amended by Amendment No. 8, filed on July 18, 2008, as amended by Amendment No. 9, filed on August 8, 2008, as amended by Amendment No. 10, filed on September 12, 2008, as amended by Amendment No. 11, filed on September 25, 2008, as amended by Amendment No. 12, filed on October 10, 2008, as amended by Amendment No. 13, filed on November 26, 2008, as amended by Amendment No. 14, filed on January 29, 2009, as amended by Amendment No. 15, filed on March 17, 2009, as amended by Amendment No. 16, filed on April 23, 2009, as amended by Amendment No. 17, filed on October 7, 2009, as amended by Amendment No. 18, filed on November 16, 2009, as amended by Amendment No. 19, filed on December 6, 2010, as amended by Amendment No. 20, filed on April 14, 2011, as amended by Amendment No. 21, filed on December 6, 2011, as amended by Amendment No. 22, filed on October 4, 2012, as amended by Amendment No. 23, filed on March 20, 2013, as amended by Amendment No. 24, filed on February 20, 2014, as amended by Amendment No. 25, filed on October 21, 2014, as amended by Amendment No. 26, filed on June 11, 2015, as amended by Amendment No. 27, filed on January 12, 2016, as amended by Amendment No. 28, filed on April 18, 2016.

Item 1.	SECURITY AND ISSUER.

This statement relates to the Class A Units, without par value of Royal Hawaiian Orchards, LP, which has its principal executive office at 688 Kinoole Street, Suite 121, Hilo, Hawaii 96720.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is being filed by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi (the “Reporting Persons”).

(b) 191 University Blvd, Suite 246, Denver, Colorado 80206.

(c) Farhad Fred Ebrahimi is an investor, and Mary Wilkie Ebrahimi is not employed.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become (or remain) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.

(f) United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The reporting persons paid $74,122 from personal funds to acquire the Class A units.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have purchased additional Class A Units in the open market for investment purposes.

The Reporting Persons may make additional purchases of Class A Units or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Class A Units or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer’s Class A Units.

The Reporting Persons control Crescent River Agriculture LLC, which acquired the shares of the general partner of the Issuer effective June 30, 2016. Through the Reporting Persons control of Crescent River Agriculture LLC, the Reporting Persons control who will be elected to the board of directors of the general partner of the Issuer. Although the board of directors was not changed as a result of the acquisition of ownership of the general partner, the Reporting Persons may determine to change the board of directors of the general partner in the future. Brad Nelson is a current director of the general partner, and on May 18, 2016, the board of the general partner of the Partnership elected Mr. Nelson as the President, Principal Financial Officer, Principal Accounting Officer and Secretary of the general partner. Mr. Nelson is the President and owner of West Sedge, Inc., which provides finance and management services to businesses and family offices, including companies owned by the Ebrahimi family and companies owned by Mr. Fred Ebrahami. Mr. Nelson also owns approximately 30% of Crescent River Agriculture LLC.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, subject to applicable law, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in (a) through (j) above, or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi jointly hold 7,422,927 of the Issuer’s Class A Units. Based on the number of shares reported as outstanding in the Issuer’s 10-Q, filed with the Securities Exchange Commission on May 16, 2016, this represents 66.87% of the outstanding Class A Units of the Issuer.

(b) Number of shares as to which Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi have:

(i) sole power to vote or to direct the vote: 0 shares

(ii) shared power to vote or to direct the vote: 7,422,927 shares

(iii) sole power to dispose or to direct the disposition of: 0 shares

(iv) shared power to vote or to direct the vote: 7,422,927 shares

(c) The following transactions have been effected by the Reporting Persons in the last 60 days:

Date of Transaction	Type of Transaction	Quantity	Price per Share (in US Dollars)
5/20/2016	Purchase of Class A Units	500	$2.77
5/24/2016	Purchase of Class A Units	508	$2.77
5/26/2016	Purchase of Class A Units	300	$2.78
6/20/2016	Purchase of Class A Units	5,000	$2.76
6/22/2016	Purchase of Class A Units	200	$2.80
6/24/2016	Purchase of Class A Units	4,400	$2.91
6/24/2016	Purchase of Class A Units	600	$2.86
6/24/2016	Purchase of Class A Units	600	$2.88
6/24/2016	Purchase of Class A Units	1,800	$2.90
7/8/2016	Purchase of Class A Units	200	$2.79
7/13/2016	Purchase of Class A Units	7,000	$3.05

Date of Transaction	Type of Transaction	Quantity	Price per Share (in US Dollars)
7/13/2016	Purchase of Class A Units	1,100	$3.01
7/13/2016	Purchase of Class A Units	1,300	$2.76
7/15/2016	Purchase of Class A Units	2,000	$2.92

All of these transactions were effected by the Reporting Persons through Fidelity Investments’ online brokerage in the OTC Market.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

(e) Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Power of Attorney

Exhibit B - Power of Attorney

Exhibit C - Agreement regarding filing of joint Schedule 13D.

Exhibit D - Stock Purchase Agreement effective as of June 30, 2016, between Crescent River Agriculture LLC and Royal Hawaiian Orchards, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2016

By:	*
Name:	Farhad Fred Ebrahimi

By:	**
Name:	Mary Wilkie Ebrahimi

*By:	/s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

**By:	/s/ Brad Nelson
Brad Nelson as Attorney-in-Fact

*	This Amendment No. 29 to Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.
**	This Amendment No. 29 to Schedule 13D was executed by Brad Nelson pursuant to a Power of Attorney, filed with the Securities and Exchange Commission herewith.

EXHIBIT INDEX

Exhibit A - Power of Attorney

Exhibit B - Power of Attorney

Exhibit C - Agreement regarding filing of joint Schedule 13D.

Exhibit D - Stock Purchase Agreement effective as of June 30, 2016, between Crescent River Agriculture LLC and Royal Hawaiian Orchards, L.P.